UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 5, 2023

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x             Form 40-F

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Redemption Notice dated 14 August 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: September 5, 2023

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

THIS NOTICE IS IMPORTANT AND REQUIRES THE IMMEDIATE ATTENTION OF HOLDERS. If you are in any doubt about the contents of this notice you are recommended to seek your own professional advice. For distribution only (a) in the United States, to qualified institutional buyers (as defined in Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act")), and (b) outside the United States to persons other than "U.S. persons" (as defined in Regulation S of the Securities Act). Not for release, publication or distribution in or into, or to any person located or resident in, any other jurisdiction where it is unlawful to release, publish or distribute this notice.

14 August 2023

Notice of Repayment and Cancellation of Listing to the Holders of

Barclays Bank PLC
£100,000,000 9 per cent. Permanent Interest Bearing Capital Bonds ISIN: XS0046132014 and GB0000870369 (principal amount currently outstanding: £39,632,000) (the "Bonds")

NOTICE IS HEREBY GIVEN by Barclays Bank PLC (the "Company") to the holders of the Bonds, that the Company will repay all of the outstanding Bonds on 11 October 2023 (the "Optional Repayment Date"), in accordance with Condition 5(b) (Repayment and Purchase - Optional Repayment) of the terms and conditions of the Bonds (the "Conditions"), having satisfied the applicable conditions to repayment but subject to Condition 3(b) (Status and Subordination). Pursuant to the Conditions, the outstanding Bonds will be repaid on the Optional Repayment Date at their principal amount together with accrued interest from, and including, 11 October 2022 to, but excluding, the Optional Repayment Date (the "Repayment Amount"). There are no Arrears of Interest outstanding in respect of the Bonds.

Payment of the Repayment Amount will be made on 11 October 2023 pursuant to the Conditions (and subject to Condition 3(b) (Status and Subordination)), (i) in respect of the Bearer Bonds, against presentation and surrender of the Bonds or, as the case may be, Coupons at the specified office of the Principal Paying Agents, being at the date hereof: 160 Queen Victoria Street, London EC4V 4LA and (ii) in respect of each Registered Bond, by a pounds sterling cheque mailed on the Optional Repayment Date to the holder of the Registered Bond appearing in the register at the close of business on the Record Date at the address outside the United States shown in the register on the Record Date as maintained by the Registrar at its registered office at Equiniti, Aspect House, Spencer Road, Lancing West Sussex BN99 6DA pursuant to the Conditions. In the case of Bonds held through the relevant clearing systems, holders should look to such clearing systems for payment of the Repayment Amount on the Optional Repayment Date.

Pursuant to Condition 5(d) (Repayment and Purchase - Cancellation and Re-Sale), all Bonds so repaid will be cancelled together with all unmatured Coupons and talons attached thereto or surrendered therewith, as applicable. In the case of any Bearer Bonds, upon the Optional Repayment Date, unmatured Coupons and talons appertaining to such Bearer Bond (whether or not attached) shall become void and no payment shall be made in respect of such Coupons and no exchange shall be made in respect of such talons, pursuant to Condition 6(d) (Payments and Exchange of Talons).

The listing of the Bonds on the Official List of the Financial Conduct Authority and the admission of the Bonds to trading on the Regulated Market of the London Stock Exchange plc will be cancelled on, or shortly after, 11 October 2023.

Terms used but not defined in this notice shall have the meanings given to them in the Conditions.

Should any holder of the Bonds have any queries in relation to this notice of repayment please contact:

Barclays Debt Investor Relations Team
Barclays Bank PLC
1 Churchill Place
London E14 5HP
United Kingdom
+44 20 7116 1000
Email: DebtIRTeam@barclays.com

This notice of repayment is issued and directed only to the holders of the Bonds and no other person shall, or is entitled to, rely or act on, or be able to rely or act on, its contents, and it should not be relied upon by any holder of Bonds for any other purpose.